After years of development and customer trials, **GroundWorx is ready to scale globally.** This campaign will help us expand installations into several new verticals, grow partnerships, and accelerate product innovation.

Early momentum is incredibly important. Our goal is to reach **$200K quickly**, which unlocks our visibility to over **1 million investors** on the WeFunder platform.

Investments start at just $100.

👉 **View the GroundWorx investment page:**
https://wefunder.com/groundworx

If investing isn't the right fit, sharing the campaign with someone who cares about water conservation would mean a lot to us.